82-3470


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256


05007195


SEC MAIL
RECEIVED
APR 1 9 2005
PROCESSING
WASH, DC
179
SECTION

7th April, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sir,

Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited -Announcement of Record Date

Further to our letter dated 29th March, 2005, we enclose three copies of the newspaper clipping of the Notice published, inter alia, in the Kolkata edition of 'The Statesman' on 7th April, 2005, in relation to the announcement of Record Date for issue of New Ordinary Shares of ITC Limited to the members of erstwhile ITC Hotels Limited and Ansal Hotels Limited.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Enclosed: as above.

4/15

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

THE STATESMAN

KOLKATA THURSDAY 7 APRIL 2005


ITC Limited

ITC Limited

NOTICE OF RECORD DATE

FOR

ISSUE OF NEW ORDINARY SHARES OF ITC LIMITED FOR EQUITY SHARES OF ITC HOTELS LIMITED AND ANSAL HOTELS LIMITED IN TERMS OF THE SCHEME OF AMALGAMATION OF ITC HOTELS LIMITED AND ANSAL HOTELS LIMITED WITH ITC LIMITED

NOTICE is hereby given that consequent upon the Scheme of Amalgamation of ITC Hotels Limited (ITC Hotels) and Ansal Hotels Limited (Ansal Hotels) with ITC Limited (ITC) becoming effective from 23rd March, 2005, **the Record Date has been fixed as Monday, 18th April, 2005** for determining the members of ITC Hotels and Ansal Hotels who would be entitled to New Ordinary Shares of ITC, in terms of the said Scheme, in the following ratios:

(i) 3 (Three) Ordinary Shares of Rs. 10/- each of ITC for every 25 (Twenty Five) Equity Shares of Rs. 10/- each of ITC Hotels; and

(ii) 1 (One) Ordinary Share of Rs. 10/- each of ITC for every 150 (One Hundred and Fifty) Equity Shares of Rs. 10/- each of Ansal Hotels.

Requests for registration of transfer of shares, etc. of ITC Hotels and Ansal Hotels should be sent to **Mr. M. Riaz Ahmed, ITC Limited, 25 Community Centre, Basant Lok, Vasant Vihar, New Delhi 110 057, so as to reach before close of business on 18th April, 2005.** Requests for transfer of shares of ITC Hotels and Ansal Hotels will not be accepted thereafter.

All correspondence / queries on matters other than those covered above should be addressed to **Mr. A. Bose, Investor Service Centre, ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071.** The contact telephone nos., facsimile no. and e-mail address are given below:

Telephone nos.	:	0091-033-2288 6426
		0091-033-2288 0034
Facsimile no.	:	0091-033-2288 2358
e-mail	:	isc@itc.co.in

A detailed communication on the subject has been mailed separately to the members of ITC Hotels and Ansal Hotels.

Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
Dated: 2nd April, 2005

ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary